HBOS plc

04 JAN 16 AM 7:21

04012142

5 January 2004

The Mound
Edinburgh
EH1 1YZ

Direct Line 0131 243 5586
Fax No 0131 243 5516

Bank of Scotland

Your Ref: 82/3240 and 82/5003

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

SUPPL

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period 1st December to 31st December 2003.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Announcements made to the London Stock Exchange:-

01.12.03	Rule 8 Disclosure - WM Morrison
01.12.03	Rule 8 Disclosure - Safeway plc
01.12.03	Holdings in Company - The Medical Property Investment Fund Limited
02.12.03	Rule 8 Disclosure - WM Morrison
02.12.03	Rule 8 Disclosure - Safeway plc
03.12.03	Halifax Price Index
03.12.03	Holdings in Company - Helphire Group plc
04.12.03	Rule 8 Disclosure - WM Morrison
05.12.03	Rule 8 Disclosure - WM Morrison
05.12.03	Rule 8 Disclosure - Safeway plc
08.12.03	Rule 8 Disclosure - WM Morrison
08.12.03	Rule 8 Disclosure - Safeway plc
08.12.03	Director Shareholding - HBOS plc Employee Trust Limited
09.12.03	Rule 8 Disclosure - Safeway
09.12.03	Notification of major interest in Quintain Estates and Development PLC
10.12.03	Rule 8 Disclosure - WM Morrison
10.12.03	Rule 8 Disclosure - McLeod Russel Holdings
11.12.03	Rule 8 Disclosure - Safeway plc
12.12.03	Rule 8 Disclosure - WM Morrison
15.12.03	Notification of major interest in North Atlantic Smaller Companies Investment Trust
15.12.03	Rule 8 Disclosure - WM Morrison
15.12.03	Rule 8 Disclosure - WM Morrison
15.12.03	Rule 8 Disclosure - Safeway plc
15.12.03	Notification of major interest in De Vere Group PLC
15.12.03	Notification of major interest in Domestic & General Group PLC
16.12.03	HBOS - Pre-close trading statement
16.12.03	HBOS plc Retail Seminar
16.12.03	Director Shareholding - HBOS plc Employee Trust Limited
16.12.03	Rule 8 Disclosure - Lupus Capital
16.12.03	Rule 8 Disclosure - WM Morrison
16.12.03	Rule 8 Disclosure - Safeway plc

dlw 1/20

16.12.03	Holding in company - Paragon Group of Companies PLC
17.12.03	Notification of major interest in De Vere Group PLC
18.12.03	Rule 8 Disclosure - WM Morrison
18.12.03	Holdings in Company - Ambient PLC
18.12.03	Holdings in Company - Sterling Energy PLC
19.12.03	Rule 8 Disclosure - Safeway plc
19.12.03	Additional Block Listing - 280,308 ordinary shares under the HBOS Employee Share Option Plan
22.12.03	Director Shareholding - HBOS plc Employee Trust Limited
22.12.03	Rule 8 Disclosure - Carlton Communications plc
22.12.03	Rule 8 Disclosure - Safeway plc
22.12.03	Notification of major interest in shares - North Atlantic Smaller Companies Investment Trust
23.12.03	Rule 8 Disclosure - Safeway plc
23.12.03	Rule 8 Disclosure - WM Morrison
23.12.03	Notification of major interest - BRIT Insurance Holdings PLC
24.12.03	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
24.12.03	Rule 8 Disclosure - WM Morrison
30.12.03	Rule 8 Disclosure - WM Morrison
30.12.03	Notification of major interest in dhares - North Atlantic Smaller Companies Investment Trust

Documents lodged at Companies House:

2 Form 88(2)'s – Return of Allotment of	9,699 Shares registered on 28.11.03
1 Form 88(2)'s – Return of Allotment of	41,480 Shares registered on 03.12.03
4 Form 88(2)'s – Return of Allotment of	19,412 Shares registered on 04.12.03
2 Form 88(2)'s – Return of Allotment of	58,385 Shares registered on 05.12.03
1 Form 88(2)'s – Return of Allotment of	4,887 Shares registered on 08.12.03
1 Form 88(2)'s – Return of Allotment of	23,663 Shares registered on 10.12.03
4 Form 88(2)'s – Return of Allotment of	46,989 Shares registered on 11.12.03
5 Form 88(2)'s – Return of Allotment of	63,468 Shares registered on 17.12.03
1 Form 88(2)'s – Return of Allotment of	14,305 Shares registered on 18.12.03
1 Form 88(2)'s – Return of Allotment of	3,000 Shares registered on 22.12.03
2 Form 88(2)'s – Return of Allotment of	716,273 Shares registered on 23.12.03
3 Form 88(2)'s – Return of Allotment of	9,038 Shares registered on 24.12.03
2 Form 88(2)'s – Return of Allotment of	897,586 Shares registered on 30.12.03
4 Form 88(2)'s – Return of Allotment of	18,727 Shares registered on 31.12.03

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

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04 JAN 16 AM 7:21

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:18 1 Dec 2003
Number	6781S

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................01/12/2003.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................28/11/2003.......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount sold	Price per unit
	1,000	£2.205

3. Resultant total of the same class owned or controlled (and percentage of class)

..........17,665,141..........1.122%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

......HBOS plc and its subsidiaries...........................

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:21 1 Dec 2003
Number	6785S

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................01/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................28/11/2003......................................

Dealing in (name of company)

... Safeway plc...............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount sold	Price per unit
1		£2.8166

3. Resultant total of the same class owned or controlled (and percentage of class)

..........15,583,943..........1.473%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Full Text Announcement

04 JAN 16 AM 7:21

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Company	Medical Property Investment Fd Ltd
TIDM	MPF
Headline	Holding(s) in Company
Released	15:01 1 Dec 2003
Number	6966S

RNS Number:6966S
Medical Property Investment Fd Ltd
01 December 2003

THE MEDICAL PROPERTY INVESTMENT FUND LIMITED ("Company")

The Medical Property Investment Fund Limited has today been advised that HBOS plc has, at 1st December 2003, control of 7,686,000 shares held on behalf of client funds that it manages. This represents 5.49% of the issued share capital of the Company.

Enquiries: Guernsey International Fund Managers Limited
Company Secretary
01481 745329

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:50 2 Dec 2003
Number	7413S

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................02/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................01/12/2003.....................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount sold	Price per unit
1		£2.2047

3. Resultant total of the same class owned or controlled (and percentage of class)

..........17,665,142..........1.122%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

......HBOS plc and its subsidiaries..........................

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:50 2 Dec 2003
Number	7416S

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..........................02/12/2003...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................01/12/2003.....................................

Dealing in (name of company)

... Safeway plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount sold	Price per unit
	2,354	£2.818

3. Resultant total of the same class owned or controlled (and percentage of class)

..........15,581,589..........1.473%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index- Nov2003
Released	08:00 3 Dec 2003
Number	7853S

Halifax House Price Index

National Index November

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **451.2** Monthly Change **1.0%** Annual Change **14.1%**

Standardised Average Price (seasonally adjusted) **£139,405**

Key Points

- The UK housing market is strong with house prices increasing by 1% during November. Annual house price inflation now stand: 14.1%, down from an annual rate of 16.7% reported last month - but significantly above the long term average of 8%.
- The average homeowner in the UK is currently paying 13.6% of their post tax income to support mortgage payments. Over the l years households have been paying an average of 21% of their take home pay in mortgage payments. This figure reached a pe more than 36% in 1990. For mortgage payments to equal the long term average, bank base rates would have to rise to 6.25% - them to reach the peak of 36%, bank base rates would need to rise to 10%.
- In separate research to be released later this week, Halifax has looked at the sale of £million properties since 1995. Overall 12, properties worth more than £1m have been sold in England and Wales since 1995. Unsurprisingly, the London districts of Kens & Chelsea and City of Westminster have consistently topped the £1m plus sales table by a wide margin. 2003 has been the yea North (albeit from a low base) as nine districts outside London and the South East recorded their first £1m transactions in the fir of 2003.

Commenting on the figures Martin Ellis, Chief Economist, said:

"House prices rose by 1% during November and are now 14.1% higher than a year ago. The gradual easing in house price growth reflects a market returning to average house price rises after two years of exceptional increases."

The UK economy remains strong........................and EMPLOYMENT LEVELS REMAIN STable........

Several key UK economic indicators continue to show that the UK economic growth is strong. A continuing improvement in employment levels continues to underpin the economic revival as well as being one of the fundamental pillars of the UK housing market. The unemployment rate was 5% in the three months to September, unchanged from the preceding three months to June.

HOUSING TRANSACTIONS ARE STABLE..........BUT STILL REMAIN LOWER THAN LAST YEAR...........

According to Inland Revenue statistics, during the first 10 months of the year there have been just over 1.12 million property transactions in England and Wales. This is 200,000 lower than the 1.32 million transactions recorded in the corresponding period in 2002. It is likely that the number of transactions during 2003 will be lower than the level seen in 2002 (1.58 million), but will be around the same experienced during the preceding 3 years at approximately 1.4 million.

THE NUMBER OF MILLION POUND PROPERTIES BOUGHT IN THE UK STARTS TO DECLINE.........

In separate research to be released later this week, Halifax has looked at the number of £1m properties sold since 1995. There have been over 12,000 properties worth more than £1m which have been sold in England and Wales during the past 9 years. Unsurprisingly, districts in London have consistently topped the £1m plus sales table by a wide margin. Although the pace of growth of million pound properties being bought and sold has slowed, a number of districts outside London and the South East have recorded their first £1m transactions in the first half of 2003. There are still over 100 local authority districts in England and Wales (out of 377 districts) yet to experience a £1 million plus sale.

ALTHOUGH CONSUMER CREDIT REMAINS HIGH..........AFFORDABILITY REMAINS GOOD...............

Bank of England figures show that net lending to individuals grew by £10.7 billion in October, slightly lower than the figure for September. Although consumer credit remains high, historically low interest rates means that borrowing is still very affordable. The average borrower is currently spending 13.6% of their average gross earnings on mortgage interest payments, well below the long run average of 21%. Recent CML figures show that around a third of all new borrowers are electing to take a fixed rate mortgage thereby protecting themselves from any possible changes to interest rates. Figures from the Halifax, the UK's largest provider of fixed rate mortgages, show that the most popular term for fixed rate loans is currently 3 years.

NOTE: The 14.1% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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04 JAN 16 AM 7:21

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Company	Helphire Group PLC
TIDM	HHR
Headline	Holding(s) in Company
Released	15:07 3 Dec 2003
Number	8248S

Helphire Group Plc (" The Company")

The Company has today been advised pursuant to Section 198 of the Companies Act that HBOS plc and it's subsidiaries have a materiel & non-material interest in

14,004,441 Ordinary shares which represents 12.084% of the Companies issued share capital.

3 December 2003

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Morrison (Wm)
Released	11:40 5 Dec 2003
Number	9188S

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................05/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................04/12/2003......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount sold	Price per unit
48,328		£2.228

3. Resultant total of the same class owned or controlled (and percentage of class)

..........17,713,472..........1.125%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

...... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:42 4 Dec 2003
Number	8615S

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................04/12/2003..............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................03/12/2003.....................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount sold	Price per unit
2		£2.2394

3. Resultant total of the same class owned or controlled (and percentage of class)

..........17,665,144..........1.122%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

...... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Full Text Announcement

04 JAN 16 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:43 5 Dec 2003
Number	9191S

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................05/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................04/12/2003......................................

Dealing in (name of company)

... Safeway plc...............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount sold	Price per unit
32,456		£2.848

3. Resultant total of the same class owned or controlled (and percentage of class)

..........15,614,045..........1.476%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:15 8 Dec 2003
Number	9764S

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................08/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................04/12/2003.....................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount sold	Price per unit
	3,510	£2.233

3. Resultant total of the same class owned or controlled (and percentage of class)

..........17,709,962..........1.125%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:18 8 Dec 2003
Number	9766S

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................08/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................05/12/2003......................................

Dealing in (name of company)

... Safeway plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount sold	Price per unit
1		£2.8197

3. Resultant total of the same class owned or controlled (and percentage of class)

..........15,614,046..........1.476%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:20 8 Dec 2003
Number	9760S

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification on 5 December 2003 that 388 shares have been released from the Halifax and HBOS plc Annual Bonus Plans (the 'Plans') by HBOS plc Employee Trust Limited (the 'Trustee'). These shares have been transferred under the terms of the Rules of the Plans to the beneficiaries of deceased colleagues.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 9,892,612 shares still held by the Trustee.

END

04 JAN 16 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway
Released	11:30 9 Dec 2003
Number	0320T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................09/12/2003...................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................08/12/2003.......................................

Dealing in (name of company)

... Safeway plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount sold	Price per unit
1		£2.7956
	979	£2.795

3. Resultant total of the same class owned or controlled (and percentage of class)

..........15,613,068..........1.476%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	Quintain Estates & Development PLC
TIDM	QED
Headline	Holding(s) in Company
Released	15:03 9 Dec 2003
Number	0493T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

QUINTAIN ESTATES AND DEVELOPMENT PLC

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominees (UK) Ltd

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

Ordinary shares

10. Date of transaction

Not known

11. Date company informed

8 December 2003

12. Total holding following this notification

5,077,790 shares

13. Total percentage holding of issued class following this notification

3.927%

14. Any additional information

15. Name of contact and telephone number for queries

Susan Minocha, 020 7495 8968

16. Name and signature of authorised company official responsible for making this notification

Susan Minocha, Assistant Company Secretary

Date of notification

END

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04 JAN 16 AM 7:2

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:37 10 Dec 2003
Number	0862T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................10/12/2003.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................09/12/2003.......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount sold	Price per unit
79,000		£2.216

3. Resultant total of the same class owned or controlled (and percentage of class)

..........17,788,962..........1.130%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - MCLEOD RUSSEL HLDGS
Released	11:50 10 Dec 2003
Number	0878T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

......10/12/2003...

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......09/12/2003..

Dealing in (name of company)

...MCLEOD RUSSEL HOLDINGS plc...................................

1. Class of securities (eg ordinary shares)

...Ord 10p..

2.

Amount bought	Amount sold	Price per unit
1		£0.283

3. Resultant total of the same class owned or controlled (and percentage of class)

..........9.028%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

...HBOS plc and its subsidiaries..

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway PLC
Released	11:40 11 Dec 2003
Number	1434T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................11/12/2003.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................10/12/2003......................................

Dealing in (name of company)

... Safeway plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	2,025	£2.868

3. Resultant total of the same class owned or controlled (and percentage of class)

..........15,611,043..........1.476%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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04 JAN 16 AM 7:21

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:11 12 Dec 2003
Number	1976T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................12/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................11/12/2003......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
5		£2.20

3. Resultant total of the same class owned or controlled (and percentage of class)

..........17,788,967..........1.130%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	North Atlantic Smlr Co Inv Tst PLC
TIDM	NAS
Headline	Holding(s) in Company
Released	09:43 15 Dec 2003
Number	2443T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

NORTH ATLANTIC SMALLER COMPANIES INVESTMENT TRUST PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MORGAN STANLEY QUILTER NOMINEES LTD - 15,474 SHARES
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD - 634,000 SHARES
NORTRUST NOMINEES LIMITED - 1,553,000 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

NOT DISCLOSED

11) Date company informed

15 DECEMBER 2003

12) Total holding following this notification

2,202,474 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

17.97%

14) Any additional information

15) Name of contact and telephone number for queries

BONITA DRYDEN - 020 7747 5681

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..15 DECEMBER 2003

END

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04 JAN 16 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:37 15 Dec 2003
Number	2527T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................15/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................11/12/2003......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	2,583	£2.198
	10,450	£2.190

3. Resultant total of the same class owned or controlled (and percentage of class)

..........17,775,934..........1.129%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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04 JAN 16 AM 7:21

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:44 15 Dec 2003
Number	2544T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................15/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................12/12/2003......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
1		£2.200
	1,145	£2.200

3. Resultant total of the same class owned or controlled (and percentage of class)

..........17,774,790..........1.129%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway
Released	11:54 15 Dec 2003
Number	2560T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................15/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................12/12/2003......................................

Dealing in (name of company)

... Safeway plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	10,000	£2.835

3. Resultant total of the same class owned or controlled (and percentage of class)

..........15,601,043..........1.475%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

Full Text Announcement

04 JAN 15 AM 7:21

Company	De Vere Group PLC
TIDM	DVR
Headline	Holding(s) in Company
Released	14:19 15 Dec 2003
Number	2654T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

DE VERE GROUP PLC

2. Name of shareholder having a major interest

HBOS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2) ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NO.OF SHARES	SHAREHOLDER
749,893	CHASE NOMINEES LTD.
1,759,750	HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C.823617
735,292	HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 823629
881,000	HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 823794
139,919	HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 823873
22	HSDL NOMINEES LIMITED

5. Number of shares / amount of stock acquired

NOT KNOWN

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

ORDINARY 22 2/9p SHARES

10. Date of transaction

10th DECEMBER, 2003

11. Date company informed

15th DECEMBER, 2003

12. Total holding following this notification

4,265,876

13. Total percentage holding of issued class following this notification

3.73%

14. Any additional information

15. Name of contact and telephone number for queries

DAVID EDWARDS

01928 712111

16. Name and signature of authorised company official responsible for making this notification

DAVID EDWARDS

Date of notification

15th DECEMBER, 2003

END

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Company	Domestic & General Group PLC
TIDM	DGG
Headline	Holding(s) in Company
Released	16:31 15 Dec 2003
Number	2788T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

DOMESTIC & GENERAL GROUP PLC

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

965,278 CHASE NOMINEES A/C CMIG

539,634 HSBC GLOBAL CUSTODY NOMINEES (UK) LTD (A/C 823496)

20,000 HSBC GLOBAL CUSTODY NOMINEES (UK) LTD (A/C 823721)

25,000 HSBC GLOBAL CUSTODY NOMINEES (UK) LTD (A/C 823733)

5,435 MORGAN NOMINEES LTD HPFO

6,821 MORGAN NOMINEES LTD HXPEN

6893 MORGAN NOMINEES LTD HPBA

134,320 MORGAN NOMINEES LTD HLFO

169,101 MORGAN NOMINEES LTD HLBA

179,135 MORGAN NOMINEES LTD HXLFE

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY 10P SHARES

10. Date of transaction

NOT DISCLOSED

11. Date company informed

15 DECEMBER 2003

12. Total holding following this notification

2,051,617

13. Total percentage holding of issued class following this notification

5.717%

14. Any additional information

15. Name of contact and telephone number for queries

TIM GOODMAN 020 8879 8508

16. Name and signature of authorised company official responsible for making this notification

PHILIP WHITE

Date of notification

15 DECEMBER 2003

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Pre-close trading statement
Released	07:00 16 Dec 2003
Number	2889T

HBOS plc – Pre-close trading statement

This announcement covers the information that will be discussed in this morning's pre-close conference call for analysts and investors, in advance of HBOS's close period for the 12 months ending 31st December 2003.

Overview

We expect to meet the market consensus for the full year ending 31st December 2003.

Across our lending divisions, targeted growth in business levels has been achieved with overall broad margin stability and at a credit quality consistent with expected provisioning impacts.

Controlled margin reductions in the operating divisions are therefore now likely to see only a modest fall of around 5bps this year at the Group level.

Non-performing loans and associated provisioning are in line with our expectations. Overall, we expect the rate of growth in NPAs to have slowed in the second half of the year. And as a percentage of advances, NPAs are expected to show little or no increase over 2002.

We are on track for our key cost target of 3% growth in Retail for 2003 and the second half should see a further improvement in the Group cost: income ratio (as against the first half).

Merger integration continues to proceed to plan.

Divisional operating performance

In Retail, we expect to achieve all our key published targets for sales and market shares in what will be another year of strong performance.

Mortgage lending in the second half of 2003 has maintained the strength evident in the first half, and we expect HBOS's share of net lending to be ahead of the targeted 23% level.

Sales of new credit cards and new bank accounts are both running at targeted levels and are set to achieve in excess of the I million new accounts in both cases.

We expect Intelligent Finance to breakeven by the end of 2003.

Sales of insurance in the household, creditor and motor sectors indicate a healthy increase in premiums for the full year.

Investment product sales continue to reflect strong growth in bancassurance sales offset by weaker sales through the IFA and wealth management channels. UK sales will be ahead whilst total sales in 2003 (as measured by new equivalent premium income) are likely to match those achieved in 2002.

Business Banking has continued to make good progress in the second half of 2003 with strong asset growth leading to continued payback for previous periods of significant investment.

Corporate Banking deal flow has remained strong. Current levels of syndicated lending sell down coupled with a targeted slowing in the rate of growth of risk weighted assets is expected to deliver a strong performance for the year as a whole.

Treasury results are expected to be broadly in line with the prior year, with growth in other income offsetting lower interest margins.

Outlook

Although the UK economy is strengthening, we expect only modest increases in interest rates. The recent rise in interest rates should slow demand for personal credit. As a consequence of the recent rise in rates, we have naturally tightened our lending criteria so as to preserve the appropriate balance between risk and reward for our shareholders.

Despite higher interest rates, the stock market rally, improving corporate credit conditions and a resilient housing market all point to a better trading environment in 2004. We are confident that 2004 will be a year of further growth for HBOS and that the 2003 results will underpin the achievement of our most demanding performance goal; a 20% return on equity in 2004.

This document contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1993 and section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters. These may include HBOS's future strategies, business plans, and results and are based on the current expectations of the directors of HBOS. They are subject to a number of risks and uncertainties that might cause actual results and outcomes to differ materially from expectations outlined in these forward-looking statements. These factors are not limited to regulatory developments but include stock markets, IT, developments, competitive and general operating conditions.

Contacts

Investor Relations

Charles Wycks -	Tel: 020 7905 9600 or	07747 790456
John Hope -	Tel 020 7905 9600 or	07836 701348

Press

Shane O'Riordain -	Tel 0131 243 7145 or	07770 544585

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Company	HBOS PLC
TIDM	HBOS
Headline	HBOS plc Retail Seminar
Released	09:00 16 Dec 2003
Number	2961T

HBOS plc Retail Seminar – 16th December 2003

HBOS plc is holding a Retail Seminar at 11 am today with the presentation slides and speeches available via live audio cast at www.hbosplc.com. The slides can subsequently be viewed at the same website address later this afternoon.

Investor Relations Contacts:

We can be contacted today on telephone number (020) 7905 9600 or subsequently on the following numbers:

Charles Wycks
Director of Investor Relations
Tel 0131 243 5509
Mob 07747 790456

John Hope
Director, Investor Relations
Tel 0131 243 5508
Mob 07836 701348

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 16 Dec 2003
Number	3014T

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification on 15 December 2003 that 1,000 shares have been released by HBOS plc Employee Trust Limited (the 'Trustee').

The Executive Directors remain beneficiaries and so interested, along with other participants, in 9,891,612 shares still held by the Trustee.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Lupus Capital
Released	11:20 16 Dec 2003
Number	3054T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................16/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................15/12/2003......................................

Dealing in (name of company)

... Lupus Capital plc...............

1. Class of securities (eg ordinary shares)

.........Ord 0.5p...

2.

Amount bought	Amount Sold	Price per unit
1		£0.0772

3. Resultant total of the same class owned or controlled (and percentage of class)

..........11,819,527..........6.837%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:21 16 Dec 2003
Number	3050T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................16/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................15/12/2003......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	1,763	£2.250

3. Resultant total of the same class owned or controlled (and percentage of class)

..........17,772,127..........1.129%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:22 16 Dec 2003
Number	3040T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................16/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................15/12/2003......................................

Dealing in (name of company)

... Safeway plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
36,500		£2.838
	4,085	£2.838

3. Resultant total of the same class owned or controlled (and percentage of class)

..........15,633,458..........1.478%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-

(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:03 16 Dec 2003
Number	3313T

RNS Number:3313T
Paragon Group Of Companies PLC
16 December 2003

Letter to RNS

HOLDING IN COMPANY

We have today received notification from HBOS plc to advise that the HBOS Group have an aggregate material holding of 5,219,287 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 4.376% of our issued share capital.

The aggregate material/non-material holding of HBOS Group is disclosed as 5.746%.

Enquiries:

John Gemmell
0121 712 2075

Letter from Paragon Group of Companies PLC

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Company	De Vere Group PLC
TIDM	DVR
Headline	Holding(s) in Company
Released	15:54 17 Dec 2003
Number	3878T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

DE VERE GROUP PLC has today received the following notification from HBOS plc.

"Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary $22^2/_9$p shares comprising part of the relevant share capital of De Vere Group Plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we no longer have a material interest (for the purposes of Sections 208 and 209 of the Act) in the Ordinary $22^2/_9$p shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose".

Date company informed

17th DECEMBER, 2003

Total holding following this notification

Total percentage holding of issued class following this notification

Any additional information

Name of contact and telephone number for queries

DAVID EDWARDS

01928 712111

Name and signature of authorised company official responsible for making this notification

DAVID EDWARDS

Date of notification

17TH DECEMBER, 2003

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:40 18 Dec 2003
Number	4215T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................18/12/2003.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................17/12/2003.......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	1	£2.245
6,403,994		£2.248

3. Resultant total of the same class owned or controlled (and percentage of class)

..........24,176,120..........1.536%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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04 JAN 16 AM 7:21

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Company	Ambient PLC
TIDM	ABI
Headline	Holding(s) in Company
Released	15:28 18 Dec 2003
Number	4404T

Ambient plc
18 December 2003

Ambient plc

– Disclosure of Interest –

Following the recent placing of shares the Board of Ambient plc (the 'Company') has received notification pursuant to Section 198 of the Companies Act 1985 (as amended) (the "Act") that HBOS plc and its subsidiary undertakings (who previously held 3.09 per cent of the Company's issued share capital) no longer have a material interest (for the purposes of Sections 208 and 209 of the Act) in the Ordinary Shares of 1p each in the Company.

ENDS

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Company	Sterling Energy PLC
TIDM	SEY
Headline	Holding(s) in Company
Released	17:58 18 Dec 2003
Number	4579T

RNS Number:4579T
Sterling Energy PLC
18 December 2003

Sterling Energy plc

Substantial Shareholder

Sterling Energy plc ("Sterling" or the "Company") was informed on 16 December 2003 that HBOS plc has a beneficial interest in 26,179,125 ordinary shares of 1p each, representing 4.005% of the Company's issued share capital.

The holding is registered as follows:

Registered Holder	No. of shares	% Holding
HSDL Nominees Limited	22	0
Morgan Nominees Limited (HPFO)	123,851	0.019
Morgan Nominees Limited (HPBA)	157,997	0.024
Morgan Nominees Limited (HXPEN)	158,161	0.024
Morgan Nominees Limited (HLBA)	3,335,552	0.510
Morgan Nominees Limited (HLFO)	3,780,301	0.578
Morgan Nominees Limited (HXLFE)	4,924,556	0.753
Chase Nominees a/c CMIG	13,698,685	2.096

18 December 2003

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:18 19 Dec 2003
Number	4775T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................19/12/2003...............................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................18/12/2003.....................................

Dealing in (name of company)

... Safeway plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
15,000		£2.830

3. Resultant total of the same class owned or controlled (and percentage of class)

.........15,648,458..........1.480%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

* *References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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04 JAN 16 AM 7:21

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	11:18 19 Dec 2003
Number	4776T

HBOS plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 280,308 Ordinary shares of 25p each under the HBOS plc Employee Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 22 Dec 2003
Number	5348T

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification on 19 December 2003 that 6,742 shares have been released from the Halifax Annual Bonus Plan by HBOS plc Employee Trust Limited (the 'Trustee').

The Executive Directors remain beneficiaries and so interested, along with other participants, in 9,884,870 shares still held by the Trustee.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Carlton Comms. plc
Released	11:35 22 Dec 2003
Number	5422T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................22/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................19/12/2003......................................

Dealing in (name of company)

... Carlton Communications plc...............

1. Class of securities (eg ordinary shares)

.........Ord 5p..

2.

Amount Bought	Amount Sold	Price per unit
3,236		£2.303

3. Resultant total of the same class owned or controlled (and percentage of class)

..........7,613,771..........1.133%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:45 22 Dec 2003
Number	5435T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................22/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................19/12/2003.......................................

Dealing in (name of company)

... Safeway plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
4,999		£2.81

3. Resultant total of the same class owned or controlled (and percentage of class)

..........15,653,457..........1.480%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	North Atlantic Smlr Co Inv Tst PLC
TIDM	NAS
Headline	Holding(s) in Company
Released	15:04 22 Dec 2003
Number	5615T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

NORTH ATLANTIC SMALLER COMPANIES INVESTMENT TRUST PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MORGAN STANLEY QUILTER NOMINEES LTD - 15,474 SHARES
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD - 634,000 SHARES
NORTRUST NOMINEES LIMITED - 1,333,000 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

NOT DISCLOSED

11) Date company informed

22 DECEMBER 2003

12) Total holding following this notification

1,982,474 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

16.18%

14) Any additional information

15) Name of contact and telephone number for queries

BONITA DRYDEN - 020 7747 5681

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..22 DECEMBER.2003

END

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04 JAN 16 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Safeway plc
Released	11:28 23 Dec 2003
Number	5998T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................23/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................22/12/2003......................................

Dealing in (name of company)

... Safeway plc...............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
2		£2.81

3. Resultant total of the same class owned or controlled (and percentage of class)

..........15,653,459..........1.480%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Morrison Wm
Released	11:31 23 Dec 2003
Number	6002T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................23/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................22/12/2003......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
2,199,000		£2.246
2		£2.23

3. Resultant total of the same class owned or controlled (and percentage of class)

..........26,375,122..........1.676%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	BRIT Insurance Holdings PLC
TIDM	BRE
Headline	Holding(s) in Company
Released	13:13 23 Dec 2003
Number	6118T

RNS Number:6118T
BRIT Insurance Holdings PLC
23 December 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BRIT INSURANCE HOLDINGS PLC

2. Name of shareholder having a major interest

HBOS PLC AND SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER Q2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY 25P SHARES

10. Date of transaction

N/A

11. Date company informed

23 December 2003

12. Total holding following this notification

73,698,978

13. Total percentage holding of issued class following this notification

7.566% (based on issued share capital of 974,053,647 Ordinary 25p shares)

14. Any additional information

Disclosure relates to the change in aggregate material holding of HBOS group as per the attached.

15. Name of contact and telephone number for queries

LUCIE GILBERT 020 7984 8664

16. Name and signature of authorised company official responsible for making this notification

Date of notification

23 December 2003

BRIT Insurance Holdings
plc,
55 Bishopsgate,
LONDON.
EC2N 3AS.

Direct Line 0131 243 5562
Fax No 0131 243 5516

For the attention of Company Secretary

Date 19th December 2003

Dear Sirs

Companies Act 1985 (as amended) (the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 25p shares comprising part of the relevant share capital of BRIT Insurance Holdings plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had a material interest (for the purposes of Sections 208 and 209 of the Act) in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:-

Registered Holder:	Fund:	Number of Share Held:	Percentage Holding:
Chase Nominees a/c CMIG	2314	17,976,190	1.846%
Chase Nominees Ltd	WP	8,982,219	0.922%
HSBC Global Custody Nominees (UK) Ltd a/c 921561	SJP RF03	636,090	0.065%
HSBC Global Custody Nominees (UK) Ltd a/c 921548	SJP RF04	228,230	0.023%
HSBC Global Custody Nominees (UK) Ltd a/c 921573	SJP RF02	755,370	0.078%
HSBC Global Custody Nominees (UK) Ltd a/c 823496	SJP RF79	12,362,161	1.269%
HSBC Global Custody Nominees (UK) Ltd a/c 823575	SJP RF82	5,583,600	0.573%
HSBC Global Custody Nominees (UK) Ltd a/c 823587	SJP RF91	4,076,310	0.418%
HSBC Global Custody Nominees (UK) Ltd a/c 823721	SJP RF83	422,505	0.043%
HSBC Global Custody Nominees (UK) Ltd a/c 823733	SJP RF92	379,427	0.039%
HSDL Nominees Limited	N/A	15	0.000%
Morgan Nominees Ltd	HPFO	77,232	0.008%
Morgan Nominees Ltd	HXPEN	95,898	0.010%
Morgan Nominees Ltd	HPBA	97,772	0.010%
Morgan Nominees Ltd	HLFO	1,330,662	0.137%
Morgan Nominees Ltd	HLBA	1,458,089	0.150%
Morgan Nominees Ltd	HXLFE	1,871,923	0.192%

Aggregate (Material) holding of HBOS

group	56,333,693	5.783%

(Aggregate Material and Non-Material holding of HBOS group is 73,698,978 shares (7.566%))

Please let us know if you require any further information. In the event of a query regarding the above please contact me on 0131 243 5562.

Yours faithfully

Kenny Melville
Company Secretarial
Manager
For and on behalf
of
HBOS plc

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	11:17 24 Dec 2003
Number	6506T

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 226

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 724.56p

13) Date of transaction: 23 December 2003

14) Date company informed: 23 December 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,514,752 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Morrison Wm
Released	11:24 24 Dec 2003
Number	6621T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................24/12/2003................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................22/12/2003......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	2,650	£2.238

3. Resultant total of the same class owned or controlled (and percentage of class)

..........26,372,472..........1.676%

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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04 JAN 16 AM 7:21

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Wm Morrison
Released	11:15 30 Dec 2003
Number	7185T

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................30/12/2003.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.........................24/12/2003.......................................

Dealing in (name of company)

... Morrison (Wm) Supermarket plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	5,000	£2.251

3. Resultant total of the same class owned or controlled (and percentage of class)

..........26,356,572..........1.675%

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

...... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

* *References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	North Atlantic Smlr Co Inv Tst PLC
TIDM	NAS
Headline	Holding(s) in Company
Released	12:34 30 Dec 2003
Number	7243T

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

NORTH ATLANTIC SMALLER COMPANIES INVESTMENT TRUST PLC

2) Name of shareholder having a major interest

HBOS plc

3) Please state whether notification indicates that it is in respect of a holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MORGAN STANLEY QUILTER NOMINEES LTD - 15,474 SHARES
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD - 634,000 SHARES
NORTRUST NOMINEES LIMITED - 1,158,000 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 5p

10) Date of transaction

NOT DISCLOSED

11) Date company informed

30 DECEMBER 2003

12) Total holding following this notification

1,807,474 ORDINARY SHARES

13) Total percentage holding of issued class following this notification

14.75%

14) Any additional information

15) Name of contact and telephone number for queries

RACHEL BUTLIN - 020 7747 5680

16) Name and signature of authorised company official responsible for making this notification

Rachel Butlin, Company Secretary
For and on behalf of J O Hambro Capital Management Limited
as Company Secretary of North Atlantic Smaller Companies
Investment Trust PLC

Date of notification ..30 DECEMBER.2003

END

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FREE ANNUAL REPORTS

coform

04 JAN 16 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,193	2,320	5,434
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	428.27p	459.47p	570.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,358		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	472.53p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	447
Name: See Separate Schedule Address: UK postcode:	Ordinary	13,858
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/1/4

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

Exercise Certificates

Legacy

Number	Title	Forenames	Surname	NI no.	Address				163.6	207.864	218.93	428.27	459.47	570	472.53	Total Units
655260	Mrs	Margaret Beveridge	Potter	YP912991	4 Park Avenue	East Calder	West Lothian	EH53 0ER	0	0	0	0	0	366	159	525
584282	Mrs	Susan Margaret	McGhie	NP216800	Clunie Cottage	Back Dykes	Abernethy	PH2 9JU	0	0	0	0	0	638	0	638
510688	Ms	Ruth Fraser	Macdonald	NM397423	171 Miller Street	Inverness		IV2 3DP	0	0	0	0	0	456	0	456
588300	Mr	Terence Spencer	Richards	YE180408	81 Mortimer Crescent	Worcester Park		KT4 7QN	0	0	0	2041	390	205	175	2811
357499	Mr	Peter Macintyre	Todd	YX484638	7 Woodcoates Close	Beverley	East Yorkshire	HU17 9UU	0	0	0	0	645	0	0	645
142042	Mr	Alexander William	Wallace	YT544346	6 Sycamore Crescent	Ayr		KA7 3NR	0	0	0	680	390	179	0	1249
480622	Mrs	Rachael Laurie	Hay	NP587244	40 Balgreen Avenue	Edinburgh		EH12 5SU	0	0	0	282	0	0	0	282
155837	Mrs	Jennifer Mcculloch	Mackie	YX424816	4 Main Street West	Hillend	Fife	KY11 5HJ	0	0	0	0	0	365	327	692
718270	Mrs	Mary Anne	Wood	WL100920	16 Humbie Road	Kirkliston		EH29 9AN	0	0	0	0	390	223	199	812
488607	Mrs	Joanne Elizabeth	Bennett	WM202459	24 Caiystane Terrace	Edinburgh		EH10 6SR	0	0	0	0	0	89	79	168
621153	Mrs	Ann	Malthoff	YR650139	5 Rhodfa Arthur	Trelawnyd		LL18 6EH	0	0	0	0	235	81	0	316
493481	Mrs	Janice Helen Baillie	Clark	YL558173	46 Newhailes Crescent	Musselburgh		EH21 6EY	0	0	0	548	0	0	0	548
216879	Mr	Alexander Ferguson	MacNab	YR602861	6 Broaddykes Crescent	Kingswells	Aberdeen	AB15 8UJ	0	0	0	0	0	444	0	444
217859	Mrs	Margaret Workman	MacColl	YM545086	38 Torbracken	Howwood		PA9 1DY	0	0	0	0	0	179	0	179
219355	Miss	Elaine Margaret Hunter	Ross	YM535921	Elfhillock Cottage	Drummuir	By Keith Banffshire	AB55 5PS	0	0	0	0	0	223	0	223
219819	Mr	Kenneth David	Sharp	YR759795	24 Craigholm Road	Hazelbank	Holmston Ayr	KA7 3LJ	0	0	0	1360	0	0	0	1360
418641	Mrs	Helen Cunningham	Fraser	ZY919017	27a Gateside Avenue	Haddington		EH41 3SE	0	0	0	0	0	447	0	447
632163	Mrs	Mary	Wright	YE894088	38 Curtis Avenue	Kings Park	Glasgow	G44 4PX	0	0	0	282	270	0	0	552
305979	Mr	James Alan	Speirs	YS984014	53 Windsor Avenue	Falkirk		FK1 5HH	0	0	0	0	0	501	0	501
308749	Mr	Gordon Charles	Bell	YP726103	11 Victoria Crescent	Kilsyth	Glasgow	G65 9BJ	0	0	0	0	0	182	180	362
433632	Mrs	Margaret Robertson	Caldwell	YE854724	15 Regent Place	Dalmuir	Clydebank	G81 3SG	0	0	0	0	0	136	0	136
519502	Mrs	Janet	Savage	YT440835	Ardrowan Main Street	Carlops	Penicuik Midlothian	EH26 9NF	0	0	0	0	0	273	239	512
									0	**0**	**0**	**5193**	**2320**	**4987**	**1358**	**13858**

coform

04 JAN 16 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	710.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Michael Thomas Struthers	Class of shares allotted: Ordinary	Number allotted: 3,000
Address: 4 Midmar Gardens, Edinburgh		
UK postcode: EH10 6DZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 5/1/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	311,555	288,518	103,244
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	459.47p	472.53p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	627,385
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
See Separate Schedule	Ordinary	75,932
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 5/1/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Exercise Certificates

Legacy

Number	Title	Forenames	Surname	NI no.	Address				163.6	207.864	218.93	428.27	459.47	570	472.53	Total Units
655465	Miss	Irene Susan	McConnell	NS712260	C/O 23 Gorsebank Ladywell	Livingston	West Lothian	EH54 6DY	0	0	0	0	124	0	0	124
584282	Mrs	Susan Margaret	McGhie	NP216800	Clunie Cottage	Back Dykes	Abernethy	PH2 9JU	0	0	597	0	0	0	0	597
345458	Mrs	Anne Agnes	Marshall	YZ752454	9 Stronsay Place	Wardneuk	Kilmarnock	KA3 2JA	0	0	997	0	0	0	0	997
346942	Mr	Hugh Carroll	McMillan	YZ829642	1/6 Ettrick Loan	Ettrick Road	Edinburgh	EH10 5EP	0	0	0	0	601	0	0	601
510688	Ms	Ruth Fraser	Macdonald	NM397423	171 Miller Street	Inverness		IV2 3DP	0	0	0	0	626	0	0	626
106801	Mr	Hugh Adrian	Anderson	YS960770	107 The Wickets	Blackhall Paisley	Renfrewshire	PA1 1TB	0	0	0	0	249	0	0	249
107204	Mr	Charles James	Bell	TX312959	Redburn	Evanton	Ross-Shire	IV16 9XW	0	0	597	0	0	0	0	597
660272	Mr	James	Coyle	YY732591	14 Grange View	Linlithgow	West Lothian	EH49 7HY	0	0	0	0	75	0	0	75
531227	Mr	Stephen	Barr	WM373428	14 Briarcroft Place Briarcroft	Robroyston	Glasgow	G33 1RG	0	0	298	0	0	0	0	298
588300	Mr	Terence Spencer	Richards	YE180408	81 Mortimer Crescent	Worcester Park		KT4 7QN	0	0	1994	0	0	0	0	1994
109932	Mr	Alexander Mcauslin	Dunsmore	YR764202	61 Ochiltree	Dunblane		FK15 0DF	0	0	3649	0	0	0	0	3649
588679	Mrs	Anne	Stevenson	YM748371	32 Ballater Drive	Bearsden	Glasgow	G61 1BX	0	0	1595	0	337	0	0	1932
111996	Mr	Alastair Alexander	Hibbert	YR573988	14 Christiegait Freuchie	Cupar	Fife	KY15 7EG	0	0	298	0	0	0	0	298
357499	Mr	Peter Macintyre	Todd	YX484638	7 Woodcoates Close	Beverley	East Yorkshire	HU17 9UU	0	0	298	0	0	0	0	298
590878	Mrs	Patricia Margaret Ann	Laing	WK131778	5 Abbey Court	Kelso		TD5 7JA	0	0	398	0	0	0	328	726
361070	Mr	Gordon John	Clark	WK352435	3 Almond Court	Ruthven Towers	Perth	PH1 1QU	0	0	1994	0	0	0	0	1994
464929	Mrs	Vera Milton	Collie	YE379463	Chimneys	Cairnie By Huntly	Aberdeenshire	AB54 4TR	0	0	0	0	500	0	0	500
465119	Mrs	Theresa	McSorley	YH782736	54 Campsie Drive	Milngavie		G62 8HP	0	0	0	0	1127	0	0	1127
672513	Mr	Kevin John	O'Driscoll	NZ105051	79c Churchfields	South Woodford	London	E18 2RB	0	0	697	0	1127	0	0	1824
116998	Mr	Ian	Nethercott	YM760226	7 Macaulay Walk	Aberdeen		AB15 8FQ	0	0	398	0	626	0	0	1024
365904	Mrs	Moira Liston	Blyth	YH903940	Rannoch	33a Croft Street	Galashiels	TD1 3BH	0	0	0	0	1215	0	0	1215
466735	Mr	Iain	McQueen	NB329512	Craigdhu	29 Dunmuir Road	Castle Douglas	DG7 1LQ	0	0	0	0	500	0	0	500
366730	Mrs	Jean	Taylor	ZY380156	22 Willow Crescent	Glenrothes	Fife	KY6 1EX	0	0	498	0	249	0	164	911
126381	Mrs	Jane	McLaughlin	YR756312	10 Cowan Wynd	Uddingston	Glasgow	G71 6TP	0	0	0	0	187	0	0	187
377821	Miss	Jacqueline	Forster	WL440614	6 Stirling Drive	East Mains	East Kilbride	G74 4DG	0	0	199	0	187	0	0	386
130990	Mrs	Mary Ann	Madej	YS749298	Woodford	Glencruitten Road	Oban	PA34 4DN	0	0	0	0	0	0	164	164
140449	Mr	Ronald Liveston	Courtney	ZY470519	34 Golfcourse Road	Girvan		KA26 9HW	0	0	199	0	0	0	295	494
694886	Mrs	Ellen Catherine	Mclean	WK131182	7 Glen Nevis Place	Fort William	Inverness Shire	PH33 6DA	0	0	597	0	0	0	0	597
141801	Mr	Graham Macgregor	Campbell	YT537676	16 Spoutwells Place	Scone	Perth	PH2 6NY	0	0	1196	0	0	0	0	1196
480622	Mrs	Rachael Laurie	Hay	NP587244	40 Balgreen Avenue	Edinburgh		EH12 5SU	0	0	199	0	0	0	0	199
150703	Mr	Allan George	Doig	YP689767	72 Ash Grove	Perth		PH1 1HP	0	0	398	0	375	0	0	773
153206	Mr	Victor George	Marrone	YM700180	39 Bentinck Drive	Troon	Ayrshire	KA10 6HY	0	0	0	0	789	0	631	1420
605948	Miss	Victoria Louise	Ratchford	JC753349	155 Windsor Drive	Flint		CH6 5TS	0	0	0	0	0	0	164	164
155837	Mrs	Jennifer Mcculloch	Mackie	YX424816	4 Main Street West	Hillend	Fife	KY11 5HJ	0	0	0	0	313	0	0	313
159441	Mr	Derek	Siegel	YT947413	14 Greenbank Gardens	Edinburgh		EH10 5SN	0	0	0	0	500	0	205	705
713945	Mr	Kenneth James	Thomson	NR507969	Cowden Cleuch Cottage	By Dalkeith	Mid Lothian	EH22 2NB	0	0	0	0	1002	0	0	1002
392057	Mrs	Maureen	Fotheringham	YT595677	135 Bishops Park	Mid Calder	West Lothian	EH53 0SU	0	0	797	0	0	0	0	797
613495	Mrs	Hazel Young	Muir	NW789887	Gillmill Farm	Stewarton	Ayrshire	KA3 3EE	0	0	0	0	375	0	0	375
487279	Mrs	Elizabeth Insch	Spence	YB974478	42 Redhall Crescent	Edinburgh		EH14 2HU	0	0	2791	0	450	0	139	3380
727334	Mrs	Joan Margaret	Hogarth	YT619067	48 Parkhead View	Edinburgh		EH11 4RT	0	0	0	0	249	0	0	249
203920	Mr	Malcolm	Bell	YP829681	34 Adderley Terrace	Monifieth	Dundee	DD5 4DR	0	0	0	0	500	0	0	500
204714	Miss	Gladys	Brown	YS563924	13 Swanston Crescent	Fairmilehead	Edinburgh	EH10 7EL	0	0	199	0	0	0	0	199
489352	Mrs	Catherine May Irvine	Fraser	YB758988	35 Riversdale Road	Edinburgh		EH12 5QY	0	0	199	0	0	0	0	199
207403	Mr	Allan Stewart	Douglas	YR472170	10 Rosshall Place	Renfrew		PA4 0BA	0	0	0	0	438	0	1008	1446
396966	Mrs	Theresa	Ross	WK129633	22 Merlin Avenue	Bellshill	Lanarkshire	ML4 1LA	0	0	0	0	313	0	164	477
493481	Mrs	Janice Helen Baillie	Clark	YL558173	46 Newhailes Crescent	Musselburgh		EH21 6EY	0	0	0	0	249	0	0	249
493554	Mr	David Hamilton	Spence	YB759327	42 Redhall Crescent	Edinburgh		EH14 2HU	0	0	2991	0	337	0	0	3328
554049	Mr	Jonathan Mark	Gear	WM440584	9 Royal British House	Leonard Street	Perth	PH2 8PA	0	0	199	0	0	0	0	199
621633	Mrs	Patricia	Johnstone	YT445746	2 Corbieshot	Edinburgh		EH15 3RY	0	0	0	0	249	0	164	413

Exercise Certificates

405248	Mrs	Sarah Boyle	Russell	YW538592	48 Sharon Street	Dalry	Ayrshire	KA24 5DT	0	0	797	0	0	0	0	797
215007	Mrs	Roberta Margaret	Maxwell	YH804781	58 Iona Way	Kirkintilloch	Glasgow	G66 3QA	0	0	0	0	0	0	82	82
625299	Ms	May	Carson	YP689605	5 Jeanfield Road	Auchengray	Carnwath	ML11 8LS	0	0	0	0	187	0	0	187
216879	Mr	Alexander Ferguson	MacNab	YR602861	6 Broaddykes Crescent	Kingswells	Aberdeen	AB15 8UJ	0	0	597	0	500	0	0	1097
556122	Mrs	Margaret Ann	Keating	YR460955	8 Mortlake Crescent	Boughton	Chester	CH3 5UR	0	0	398	0	0	0	0	398
409200	Mrs	Emily Catherine	McLelland	YB295816	12 Rederech Crescent	Earnock	Hamilton	ML3 8QF	0	0	398	0	626	0	0	1024
219355	Miss	Elaine Margaret Hunter	Ross	YM535921	Elfhillock Cottage	Drummuir	By Keith Banffshire	AB55 5PS	0	0	0	0	313	0	0	313
219819	Mr	Kenneth David	Sharp	YR759795	24 Craigholm Road	Hazelbank	Holmston Ayr	KA7 3LJ	0	0	1994	0	0	0	0	1994
557838	Mr	Gary John	Egerton	NM241660	8 Old Eldon	Shildon	Co Durham	DL4 2QT	0	0	4985	0	0	0	0	4985
900931	Mr	Toby	Jukes	NW712268	19 Harlech Road	Abbots Langley	Hertfordshire	WD5 0BD	0	0	0	0	0	0	369	369
225088	Mr	James Duncan	Duthie	YS831478	30 The Roundel Lundin Links	Leven	Fife	KY8 6HN	0	0	398	0	0	0	0	398
416800	Miss	Alison	Gordon	NB493647	3 Noble S Court	Muir Of Ord	Ross Shire	IV6 7XE	0	0	199	0	0	0	0	199
229172	Mr	Alfred John	Burgess	YW699127	28 Mckane Place	Dunfermline	Fife	KY12 7XD	0	0	0	0	0	0	410	410
418641	Mrs	Helen Cunningham	Fraser	ZY919017	27a Gateside Avenue	Haddington		EH41 3SE	0	0	0	0	0	0	820	820
559687	Mrs	Frances Ann	Munro	YA925737	16 Mayburn Loan	Loanhead	Midlothian	EH20 9EN	0	0	0	0	249	0	0	249
420522	Mrs	Lesley	Nelson	YB758443	87 Clermiston Road	Edinburgh		EH12 6UU	0	0	0	0	400	0	451	851
902315	Mr	Niall T D	FitzGerald	ZY670580	Braemar 29 Monkswood Close	Bassett	Southampton	S016 3TT	0	0	0	0	0	0	147	147
561223	Mr	David John	Shepherd	WE915259	5 Milesmark Court	Dunfermline	Fife	KY12 9PD	0	0	498	0	0	0	0	498
632163	Mrs	Mary	Wright	YE894088	38 Curtis Avenue	Kings Park	Glasgow	G44 4PX	0	0	199	0	0	0	0	199
303720	Mr	William Guy	Tomlinson	YX891357	21 Haygate Avenue	Brightons	By Falkirk	FK2 0TL	0	0	0	0	626	0	557	1183
902372	Mr	Philip Wilford	Snewin	WL788024	Spring Hill Lodge	The Mount	Chester	CH3 5UD	0	0	0	0	1253	0	0	1253
632414	Ms	Mary Veronica	Thomas	YL536608	10c Croft Street	Penicuik	Midlothian	EH26 9DJ	0	0	298	0	0	0	0	298
509892	Mr	Alistair William Barclay	Johnstone	NP454876	13 Braehead Drive	Edinburgh		EH4 6QJ	0	0	0	0	438	0	0	438
305979	Mr	James Alan	Speirs	YS984014	53 Windsor Avenue	Falkirk		FK1 5HH	0	0	0	0	500	0	0	500
308749	Mr	Gordon Charles	Bell	YP726103	11 Victoria Crescent	Kilsyth	Glasgow	G65 9BJ	0	0	0	0	212	0	0	212
902511	Mr	Gordon	Andrews	NA726762	8 Eddisbury Road	West Kirby	Wirral	CH48 5DS	0	0	2811	0	0	0	0	2811
902532	Mr	Brian Peter	Roberts	YX600399	3 Orchard Place Abbotts Lane	Penyffordd	Chester	CH4 0GY	0	0	0	0	1253	0	0	1253
567442	Mr	Paul Gerald	Shiels	NX525508	Flat 0/2 46 Clarence Drive	Hyndland	Glasgow	G12 9TQ	0	0	199	0	0	0	0	199
902595	Mr	Andrew Graham	Lowson	NB437809	Buchanan Cottage 43 Feus	Auchterarder	Perthshire	PH3 1EP	0	0	0	0	375	0	0	375
902611	Miss	Helen Louise	Parry	NW064173	4 Church Cottages	Vounog Hill	Penyffordd	CH4 0EZ	0	0	0	0	249	0	0	249
569836	Mrs	Nicola Jane	Scott-Kiddie	NW104112	14 Dawson Brae	Westhill	Aberdeenshire	AB32 6NU	0	0	0	0	249	0	0	249
433632	Mrs	Margaret Robertson	Caldwell	YE854724	15 Regent Place	Dalmuir	Clydebank	G81 3SG	0	0	0	0	187	0	0	187
646016	Mrs	Donna Elaine	Borthwick	NS351487	19 Provosts Walk	Monifieth		DD5 4SJ	0	0	0	0	249	0	0	249
517372	Mrs	Christina Hughson	Dick	YX823360	16 Fauldburn	North Bughtlin Park	Edinburgh	EH12 8YH	0	0	0	0	0	0	82	82
439053	Mrs	Fiona Elizabeth	Robertson	YH446039	Hawthornbank	Bankend Road	Dumfries	DG1 4QS	0	0	398	0	0	0	0	398
576166	Mrs	Beverley Ann	Edwards	YX686421	23 Queens Road Little Sutton	Ellesmere Port	South Wirral	CH66 1HH	0	0	0	0	0	0	82	82
439347	Mrs	Donna Helen	Innes	YW739180	3 Beechwood Drive	Broomhill	Glasgow	G11 7ES	0	0	0	0	375	0	0	375
903082	Mr	Murray Anderson	Wark	NS970484	36 Citygate	Newcastle		NE1 4QE	0	0	1994	0	0	0	697	2691
903124	Miss	Lorraine	Cooper	NM177489	28 Appletree Grove	Great Sutton	South Wirral	CH66 2XF	0	0	0	0	0	0	164	164
903165	Mrs	Yvonne	Sprake	YZ669377	20 Sunningdale	Southdown Park	Buckley	CH7 2QU	0	0	0	0	0	0	164	164
519081	Mr	Michael Joseph	Crawford	NR608148	1 Glen Orchy Place	Craigmarloch	Cumbernauld	G68 0DG	0	0	597	0	500	0	410	1507
521191	Mr	Peter Nigel	Routledge	YY648893	16 Gorsefield Close	Bromborough	Wirral	CH62 6BX	0	0	0	0	939	0	0	939
650994	Miss	Lynn	Coward	NY346853	Garlyn	Kendal Crescent	Alness Ross Shire	IV17 0UG	0	0	0	0	375	0	0	375
446491	Mrs	Alice	Hendry	NA824401	1 Clachaig Place	Gourock		PA19 1BJ	0	0	1994	0	0	0	0	1994
447862	Mrs	Janis Boardman Cairns	Boyle	YL843911	34 Balmoral Drive	Bishopton		PA7 5HR	0	0	0	0	124	0	0	124
340154	Mrs	Barbara Jane	Halliday	YM834520	1 Forthview Road	Edinburgh		EH4 2DE	0	0	997	0	0	0	0	997
									0	**0**	**44023**	**0**	**24048**	**0**	**7861**	**75932**

coform

88(2)

04 JAN 16 AM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 23 Month 12 Year 2003	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,956		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	725.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HBOS QUEST Limited A/C HALIFAX	Ordinary	12,956
Address The Mound Edinburgh		
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 5/1/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	75		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	597.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 75
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/1/4

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,046	823	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	703.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	5,869
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/1/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

04 JAN 16 PM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,094		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	578.79p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 3,094
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/1/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,338		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 11,338
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/1/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

04 JAN 16 ... 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From	To
Day	30	
Month	12	
Year	2003	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	366,539	371,621	148,088
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	459.47p	472.53p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 849,712
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Separate Schedule	Class of shares allotted: Ordinary	Number allotted: 36,536
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 5/1/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ DEPUTY

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

umbe	Title	Forenames	Surname	NI no.	Address				218.93	428.3	459.47	570	472.53	otal Units
787	Mrs	Catherine	Wright	YK790133	14 Edmonton Avenue	Howden East	LIVINGSTON	EH54	298	0	0	0	0	298
790	Mrs	Wendy Beatrice Maud	Wood	WL211691	2 Nursery Drive	Ashgill	LARKHALL	ML9 3BQ	0	0	313	0	0	313
538	Mr	James Gordon	Crowther	JH828787	97 Main Road	Broughton	CHESTER	CH4 0NR	0	0	0	0	123	123
717	Mr	Rory David John	McQueen	NR846779	27 Wallingford Road	Upton	WIRRAL	CH49 6PW	0	0	1002	0	0	1002
713	Mr	Andrew Robert	Milne	WM614811	2 Bracken Road	Portlethen	ABERDEEN	AB12 4TA	0	0	626	0	451	1077
241	Mrs	Margaret Wilson	King	YS797742	97 Hillhouse Road	Hillhouse Hamilton	STRATHCLYDE	ML3 9TE	199	0	0	0	0	199
749	Mr	Graeme Stewart	Harrison	NR951183	12 Mackeddie Drive		FORTROSE	IV10 8RJ	0	0	400	0	0	400
764	Mr	David Terence	Acheson	NA618774	29 Baberton Crescent	Juniper Green	EDINBURGH	EH14 5BW	398	0	0	0	0	398
340	Mrs	Sandra Elizabeth Grace	Rowley	NE861681	C/O Customer & Product Management	Thistle House City Road	CHESTER	CH88 3AN	0	0	0	0	82	82
387	Mr	Steven Robert	Sullivan	JB101566	23 Palmer Street		WREXHAM	LL13 8EY	0	0	0	0	459	459
182	Mr	William Murray	Hetherington	YR663537	27 Old Kirk Road		EDINBURGH	EH12 6JX	199	0	0	0	0	199
952	Miss	Leigh	Johnston	JA079425	No 2. The Steadings	Gellybank Farm Nr Cleish	Perth & Kinross	KY13 0LE	1595	0	0	0	0	1595
366	Mrs	Heidemarie Linda	Smith	YT195813	73 Kinnis Court	Dunfermline	FIFE	KY11 4XH	0	0	375	0	0	375
018	Mr	Angus Watson	Kerr	NH166698	45 Tantallon Gardens	Murieston	LIVINGSTON	EH54 9AT	597	0	0	0	0	597
039	Mrs	Pauline	MacPherson	NM712083	1 Durham Road South		EDINBURGH	EH15 3PD	0	0	375	0	0	375
153	Mrs	Katherine Watson	Graham	YK467157	241 Brenfield Road	Braehead	GLASGOW	G44	0	0	626	0	410	1036
003	Miss	Lucy	Downing	NM032274	9 Grangeside		UPTON BY CHESTER	CH2 1DL	0	0	2506	0	0	2506
546	Miss	Deborah	Ogg	WL302370	4 Knockhouse Farm Cottage	Crossford	BY DUNFERMLINE	KY12 8BA	0	0	249	0	0	249
191	Mrs	Carol Margaret	McLean	NE378295	Aucharroch Farm Cottage Kingoldrum	Kirriemuir	ANGUS	DD8 5HB	0	0	375	0	0	375
546	Mr	Andrew Patrick Columba	McLaughlin	YT546003	38 Mounthooly Loan		EDINBURGH	EH10 7JE	398	0	0	0	0	398
557	Mr	Ian	Taylor	YP817353	121 Corstorphine Road		EDINBURGH	EH12 5PZ	0	0	438	0	0	438
560	Mrs	Elizabeth Anne	Arnott	YS678832	14 Orchard Court	Longniddry	EAST LOTHIAN	EH32 0PE	997	0	0	0	0	997
229	Mrs	Roseann	McCrossan	YK783747	20 Aurs Glen	Barrhead	GLASGOW	G78 2LJ	199	0	0	0	0	199
203	Mr	Robert James	Lees	NY340984	14 Farmstead Road	Dalgety Bay	FIFE	KY11 9HW	298	0	0	0	0	298
117	Mrs	Karen Lesley	Dryden	NR163258	43 Stoneyhill Road	Musselburgh	EAST LOTHIAN	EH21 6TW	199	0	0	0	0	199
216	Mrs	Margaret Campbell Drumm	Dickson	YR448088	89 Grieve Street	Dunfermline	FIFE	KY12 8DW	0	0	0	0	246	246
231	Miss	Victoria Louise	Ratchford	JC753349	155 Windsor Drive		FLINT	CH6 5TS	199	0	0	0	0	199
568	Mrs	Rhona Mairi	Morrison	NS441421	26 Ochil View Court	Larbert	FALKIRK	FK5 4FJ	797	0	0	0	0	797
265	Mrs	Angela	Bradley	WE053498	50 Vyrnwy Road	Saltney	CHESTER	CH4 8QW	1495	0	0	0	0	1495
292	Mr	William Allan	Shields	NM265171	The Stables Spa Fold	Stanley	WAKEFIELD	WF3 4DG	0	0	939	0	0	939
722	Mr	Ian Gordon Carslaw	Gossip	YW800030	Bridge View	13 Craigs Road	ELLON	AB42 9BG	0	0	751	0	0	751
724	Mr	Thomas Alexander	Abraham	YS462356	Eskhill House	Roslin	MIDLOTHIAN	EH25 9QW	1415	0	0	0	0	1415
035	Mrs	Kathleen Ann	Hogg	YH749578	44 Sighthill Crescent		EDINBURGH	EH11 4QD	199	0	0	0	0	199
311	Mrs	Barbara Isabella	Hodge	YS794824	85 Raemoir Road	Banchory		AB31 5XQ	199	0	0	0	0	199
419	Mrs	Catherine Mckenzie	Gearing	YE483145	28 Rankin Avenue	Cameron Toll	EDINBURGH	EH9 3DB	0	0	313	0	164	477
514	Miss	Joanne	Longworth	NW235428	7 Davenham Way		MIDDLEWICH	CW10 0SW	0	0	0	0	246	246
360	Mrs	Jayne Kane Douglas	Millar	YT527183	73 Carnwadric Road	Carnwadric	GLASGOW	G46 8HG	0	0	249	0	0	249
036	Mr	Adrian Paul Henry	Jeffries	NB242120	3 Silverknowes Loan		EDINBURGH	EH4 5HR	0	0	2506	0	0	2506
356	Mr	Ian	Mathers	YL655573	22 Woodend Place		ABERDEEN	AB15 6AL	1994	0	0	0	229	2223
374	Mrs	Angela	Greenoak	NE331032	8 Humbie Road	Kirkliston		EH29 9AN	0	0	0	0	164	164
538	Mr	Leslie James Blair	Stark	YL583333	15 Baberton Mains Grove		EDINBURGH	EH14 3DB	0	0	375	0	0	375
508	Mrs	Lorna	Rayner	NM477872	The Cross	Doune		FK16 6BQ	0	0	0	0	41	41
095	Mr	Brian	Russell	NE748315	63 Huron Avenue	Howden	LIVINGSTON	EH54 6LG	199	0	0	0	0	199
017	Mr	Gavin Iain	Cruickshank	NR408976	18 Newtongrange Place	Newtongrange	MIDLOTHIAN	EH22 4DF	0	0	0	0	328	328
554	Mr	James	Bushell	WK681362	2 Priory Wood	Castle Hedingham	HALSTEAD	CO9 3DU	0	0	0	0	287	287

02	Mrs	Urszula Zofia	Hounslow	YX388358	33 Buccleuch Street		EDINBURGH	EH8 9LT	597	0	0	0	0	**597**
45	Mrs	Sheila Anne	Anderson	YZ828506	8 Dakers Place	Hawick	ROXBURGHSHIRE	TD9 9JE	0	0	375	0	0	**375**
50	Miss	Margaret	Hay	WK130526	11/8 Duddingston Mills	Off Willowbrae Road	EDINBURGH	EH8 7TU	398	0	0	0	0	**398**
91	Miss	Deborah	Ross	WL543006	32 Maes Uchaf	Connah's Quay	FLINTSHIRE	CH5 4HY	997	0	0	0	0	**997**
01	Mrs	Patricia Ann	Adamson	YS442240	126 Crewe Crescent		EDINBURGH	EH5 2JW	199	0	0	0	0	**199**
04	Mrs	Maria Ellen	Siddall	YY762773	Riversdale	Halkyn Road	FLINT	CH6 5QY	1794	0	0	0	0	**1794**
94	Mr	Alan Robert	Nutt	YX894605	19 Willow Grove	Pitcorthie	DUNFERMLINE	KY11 8BB	0	0	187	0	0	**187**
57	Mr	Nicholas James	Yardley	NZ736083	4 Egerton House Slate Wharf	Castlefield	MANCHESTER	M15 4SY	0	0	0	0	246	**246**
33	Mrs	Linda Margaret	Young	YK754286	12 Granville Way	Rosyth	FIFE	KY11 2HP	0	0	0	0	164	**164**
07	Mr	Alan Andrew	Marshall	YX411749	9 Oak Fern Drive	Stewartfield	EAST KILBRIDE	G74 4UF	0	0	375	0	0	**375**
35	Mrs	Helen Mary	Mercer	JA454073	38 Daniell Way	Great Boughton	CHESTER	CH3 5XH	0	0	0	0	164	**164**
47	Mr	Brian William	Edge	NP144756	Forest Hey Mews 29 Norley Road	Sandiway	NORTHWICH	CW8 2JN	0	0	626	0	0	**626**
03	Mr	Grant Phillip	Keyes	YW565891	16 Sandalwood Avenue Leasgate	Stewartfield	EAST KILBRIDE	G74 4UX	0	0	313	0	0	**313**
80	Mr	Craig Alexander	Birrell	NP931651	398 Morningside Road		EDINBURGH	EH10 5HX	0	0	0	0	123	**123**
97	Mr	Scott	Muir	JA245974	86 Morrin Street	Springburn	GLASGOW	G21 1AW	0	0	124	0	0	**124**
25	Mrs	Paula Margaret	Melrose	NY834481	49 Sutherness Drive	Glasgow		G33 3GA	0	0	0	0	82	**82**
63	Mr	Douglas Rankin	Couser	WM403761	8 Ochil Court	Lindsayfield East Kilbride	GLASGOW	G75 8GJ	0	0	313	0	0	**313**
76	Mrs	Christine Sybil	O'Neill	YL459291	69 Dicksons Drive	Newton	CHESTER	CH2 2BT	0	0	626	0	0	**626**
18	Mrs	Elizabeth Ann	Fraser	YE154044	104 Greenlees Road	Cambuslang	GLASGOW	G72 8DU	0	0	626	0	0	**626**
97	Miss	Fiona Jane	Nisbet	NM227830	5 Viceroy Street	Kirkcaldy	FIFE	KY2 5HT	199	0	0	0	0	**199**
97	Miss	Trudi Jane	Fuller	NA610336	7 Mulcaster Court	Haslington	CREWE	CW1 5WF	0	0	0	0	82	**82**
92	Mr	James Graham	Shaw	YE481689	12/3 Russell Gardens		EDINBURGH	EH12 5PG	199	0	0	0	205	**404**
									16257	0	15983	0	4296	**36536**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	3 1	1 2	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,894	10,458	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	726.5p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 15,352
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/1/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

cc form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,400		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	720.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Kenneth David Sharp	Ordinary	2,400
Address 24 Craigholm Road Hazelbank Holmston Ayr		
UK postcode KA7 3LJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 5/1/4

A ~~director~~ / DEPUTY secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform 04 JAN 16 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From	To
Day	31	
Month	12	
Year	2003	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	516	150	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 425
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Separate Schedule	Class of shares allotted: Ordinary	Number allotted: 241
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 5/1/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ DEPUTY

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

HBOS plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	**31st December 2003**
Mrs Linda Mary Evans 'Youghal' 30 Llanedeyrn Road Cyncoed CARDIFF CF23 9DY	**191**
Mrs Denise Richardson 7 Summervale HOLMFIRTH HD9 7AG	**50**
	241

coform

04 JAN 16 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31 / 12 / 2003	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	309		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	578.79p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Halifax Nominees Limited	Ordinary	309
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 5/1/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Deputy

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

04 JAN 16 AM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 / 11 / 2003	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	678	480	541
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	428.27p	570.0p	472.53p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: See attached schedule	Ordinary	1,699
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 28/11/03.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Certificates

S Numbe	Title	Forenames	Surname	NI no.	Address					428.27	459.47	570	472.53	Total Units
909855	Mrs	June Mailer	McCole	YP816730	Royal Apartments	1/20 Station Road	North Berwick	EAST LOTHIAN	EH39 4AT	0	0	262	387	**649**
915701	Mrs	Elizabeth	East	YS403138	22 St Leonards Road		Epsom Downs	EPSOM	KT18 5RH	678	0	0	0	**678**
906422	Mrs	Karen	Edmonds	NB286448	90 Silverknowes		Eastway	EDINBURGH	EH4 5NE	0	0	218	154	**372**
										678	0	480	541	**1699**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	728.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Colin Keith Wrigley	Class of shares allotted: Ordinary	Number allotted: 8,000
Address: 72 Guildford Road Horsham West Sussex		
UK postcode: RH12 1LY		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 8/12/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

04 JAN 16 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,202	31,278	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	714.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 41,480
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 8/12/13

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,345		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,345
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 8/12/3

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	732.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Thomas Borthwick	Class of shares allotted: Ordinary	Number allotted: 4,000
Address: 26 Barnton Park Avenue Edinburgh		
UK postcode: EH4 6ES		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 8/12/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,128	1,271	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,448
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Separate Schedule	Class of shares allotted: Ordinary	Number allotted: 951
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 8/12/13

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **3rd December 2003**

Mrs Sheila Rana 29 Ebley Road BIRMINGHAM B20 2LX	**131**
Mrs Sarah Kirsten Ross Golftyn Cottage Golftyn Lane Connah's Quay DEESIDE Clwyd CH5 4BH	**65**
Mrs Jean Watson Dun 5 Kirkmill Road Balfron GLASGOW G63 0TJ	**168**
Mrs Sarah Kirsten Ross Golftyn Cottage Golftyn Lane Connah's Quay DEESIDE Clwyd CH5 4BH	**30**
Mr Phillip Ginn 93 Bobbin Wynd Cambusbarron STIRLING FK7 9LZ	**502**
Mrs Jean Watson Dun 5 Kirkmill Road Balfron GLASGOW G63 0TJ	**55**
	951

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04 12 2003	

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	540	454	10,674
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	577.79p	537.0p	410.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 6,151
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See Separate Schedule	Class of shares allotted: Ordinary	Number allotted: 5,517
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 8/12/13

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 3rd December 2003

Mr Christopher Fox 8 Quantock Road Portishead BRISTOL BS20 6DP	**661**
Mrs Elizabeth McDonald 5 Merok Crescent BELFAST BT6 9LZ	**2362**
Mr Alwyn Roger Newton 20 Water Royd Avenue MIRFIELD West Yorkshire WF14 9LS	**2494**
	5517

coform

04 JAN 16 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	56,385		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	722.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOS QUEST Limited (A/C Halifax)	Ordinary	56,385
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/12/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 / 12 / 2003	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	722.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Ian Dewar Mackie	Class of shares allotted: Ordinary	Number allotted: 2,000
Address: 8 Kilburn Water Largs Ayrshire		
UK postcode: KA30 8ST		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 8/12/3

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,887		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached schedule	Class of shares allotted: Ordinary	Number allotted: 4,887
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Lyeanne O'Neill (deputy) Date 11th December 2003.

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

e

Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
Charles Thomas Bithell	YS891522A	22 Prospect Drive	Llandaff	Cardiff	CF5 2HN	2,500	574.33	
						2,500		**2,500**
Andrew James Cowan	YE308205D	32 Park Avenue	Edinburgh		EH15 1JS	2,387	535.33	
						2,387		**2,387**
8th December 2003							**Total**	**4,887**

coform

AMENDED

04 JAN 16 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	17,723	5,940	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	722.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 23,663
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lynne M. Mack (signature) Date 15 March 2001

A ~~director~~ / ~~deputy~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	17,723	5,940	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	722.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 23,663
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ **Date** 11/12/3

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

04 JAN 16 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,219	1,387	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
See separate schedule	Ordinary	4,864
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Halifax Nominees Limited	Ordinary	742
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed _______________ Date 11/12/3

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual **10th December 2003**

Mrs Margaret R Caldwell 15 Regent Place Dalmuir CLYDEBANK Dunbartonshire G81 3SG	**65**
Mrs Elizabeth East 22 St Leonards Road EPSOM Surrey KT18 5RH	**307**
Mr Neil William Fraser 32 Howden Hall Way EDINBURGH EH16 6UW	**210**
Mrs Helen Elizabeth Jackson 20 Hazel Leigh Great Lumley CHESTER LE STREET Co Durham DH3 4NL	**42**
Mrs Joanna J Kent Willow Cottage Glascoed ABERGELE Clwyd LL22 9DG	**1098**
Mrs Paula Margaret Melrose 6 Burnside Street Rosyth DUNFERMLINE Fife KY11 2NX	**209**
Mr Terence Spencer Richards 81 Mortimer Crescent WORCESTER PARK Surrey KT4 7QN	**246**
Mr David Robertson 11 Queen Margaret Park	**1098**

DUNFERMLINE
Fife
KY12 0RP

Mr George Linton Robertson 219
39 Bonaly Grove
EDINBURGH
EH13 0QB

Mr Alun Kelvin Smith 219
48 Silver Birch Close
Whitchurch
CARDIFF
CF14 1EL

Mr Timothy Rhys Hughes 86
180 Bury Street
RUISLIP
Middx
HA4 7TJ

Mrs Elizabeth East 118
22 St Leonards Road
EPSOM
Surrey
KT18 5RH

Mrs Helen Cunning Fraser 200
27A Gateside Avenue
HADDINGTON
East Lothian
EH41 3SE

Mrs Helen Elizabeth Jackson 36
20 Hazel Leigh
Great Lumley
CHESTER LE STREET
Co Durham
DH3 4NL

Mr Terence Spencer Richards 247
81 Mortimer Crescent
WORCESTER PARK
Surrey
KT4 7QN

Mr George Linton Robertson 100
39 Bonaly Grove
EDINBURGH
EH13 0QB

Mr Paul Simon Stone 170
8 Braikenridge Road

Brislington
BRISTOL
BS4 3SW

Mr Neil William Fraser 32 Howden Hall Way EDINBURGH EH16 6UW	**92**
Mr Timothy Rhys Hughes 180 Bury Street RUISLIP Middx HA4 7TJ	**102**
	4864

coform

88(2)

05 JAN 16 AM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,217	3,082	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	578.79p	410.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See separate schedule	Class of shares allotted: Ordinary	Number allotted: 6,299
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11/12/3

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 10th December 2003

Mrs Corinne Fiona Gallanders 8 Brookeville Avenue HALIFAX West Yorkshire HX3 8DZ	**123**
Mr Paul Simon Stone 8 Braikenridge Road Brislington BRISTOL BS4 3SW	**3094**
Mrs Jean Margaret Graham 30 St Johns Walk Kirby Hill Boroughbridge YORK YO51 9DJ	**189**
Mr Alun Kelvin Smith 48 Silver Birch Close Whitchurch CARDIFF CF14 1EL	**472**
Mrs Joy Lesley Thompson 155 Riley Lane Bradshaw HALIFAX West Yorkshire HX2 9UU	**2421**
	6299

coform

88(2)

04 JAN 15 AM 7:21

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 11, Month 12, Year 2003	To: Day, Month, Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,670		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	1,670
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 11/12/3

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ DEPUTY

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	33,414		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HBOS QUEST Limited (A/C Halifax)	Ordinary	33,414
Address The Mound Edinburgh		
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11/12/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,745	11,616	2,100
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	728.5p	654.0p	779.9p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	12	2003			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	407		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	703.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 15,461
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 407
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17/12/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	22,666		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	703.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOS QUEST Limited (A/C Halifax)	Ordinary	22,666
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 17/12/3

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

04 JAN 15 AM 7:21

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,050		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	703.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Terence William Padget	Class of shares allotted: Ordinary	Number allotted: 18,050
Address: 101/29 Margaret Street Waters Edge Rozelle Australia		
UK postcode: NSW 2039		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17/12/3

A ~~director~~ / ~~secretary~~ deputy / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,439	394	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	579.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees
(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	439
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Ordianry	2,394
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 17/12/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel. 0131 243 5486

DX number DX exchange

coform

HBOS plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 17th December 2003

Miss Jane Elizabeth Black 33 Morrell Road Northenden MANCHESTER M22 4WJ	**43**
Miss Joanne Fell 69 Surgeys Lane Arnold NOTTINGHAM NG5 8GD	**219**
Mr Gordon Charles Bell 11 Victoria Crescent Kilsyth GLASGOW G65 9BJ	**92**
Mrs Diana Martin 36 Hempstead Road Hempstead GILLINGHAM Kent ME7 3RF	**439**
Mrs Janet Savage Ardrowan Carlops PENICUIK Midlothian EH26 9NF	**219**
Ms Joan Margaret Watkins 60 St Nicholas Close AMERSHAM Bucks HP7 9NP	**1098**
Miss Jane Elizabeth Black 33 Morrell Road Northenden MANCHESTER M22 4WJ	**40**
Mr Gordon Charles Bell 11 Victoria Crescent Kilsyth GLASGOW G65 9BJ	**44**
Mrs Janet Savage Ardrowan Carlops PENICUIK	**100**

Midlothian EH26 9NF

Mrs Diana Martin **100**
36 Hempstead Road Hempstead
GILLINGHAM
Kent ME7 3RF

2394

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,433	1,618	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	537.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited	Ordinary	1,618
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedule	Ordianry	2,433
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17/12/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 17th December 2003

Mr Roger Stuart Abrams Holly Bank Scotter Road Messingham SCUNTHORPE South Humberside DN17 3QD	**2433**
	2433